Exhibit 99.1

MEDIA RELEASE

January 26, 2026

Algoma Steel and Hanwha Ocean Sign Binding Memorandum of Understanding (MOU) for Long-term Strategic Arrangement supporting Canadian Patrol Submarine Project

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Algoma Steel and Hanwha Ocean align to underpin Canada’s future submarine program with Canadian steelmaking capability and Canadian workers, supporting long-term naval readiness and industrial sovereignty

•	Hanwha Ocean to provide Algoma with up to USD $250 million (approx. CAD $345 million) as support for advancing Algoma’s diversification strategy and domestic supply for Canadian defense procurement

SAULT STE. MARIE, Ontario, January 26, 2026 - Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that its wholly owned subsidiary, Algoma Steel Inc., has entered into a binding memorandum of understanding with Hanwha Ocean Co., Ltd.. Canada’s future submarine program could soon be supported by Canadian steel, Canadian workers, and Canadian industrial expertise under a new long-term strategic arrangement.

The two companies have entered into a binding Memorandum of Understanding (MOU) to establish a long-term strategic arrangement with an aggregate potential value of USD $250 million (approx. CAD $345 million) comprised of (i) a cash contribution of USD $200 million (approx. CAD $275 million) towards the potential development of a structural steel beam mill in Sault Ste. Marie, Ontario and (ii) anticipated purchases of Algoma products with an aggregate value of up to USD $50 million for use in connection with its Canadian Patrol Submarine Project (CPSP)-related commitments, including submarine construction and the development of Maintenance, Repair and Overhaul (MRO) infrastructure required to support the fleet throughout its operational lifecycle in Canada. The MOU is structured to support Hanwha Ocean’s ability to satisfy its Industrial and Technological Benefits (ITB) obligations in connection with the CPSP.

The strategic arrangement is intended to strengthen Canada’s domestic industrial base while supporting the long-term operational needs of the Royal Canadian Navy. If the contemplated beam mill project goes ahead, the operation would support the creation of new skilled, long-term Canadian jobs.

The MOU is subject to Hanwha Ocean being awarded and entering into an effective contract under the CPSP and the execution of definitive agreements with Algoma. The MOU also provides that Algoma will be required to make annual payments to Hanwha Ocean for ten years following the commencement of operations of the beam facility equal to 3.0% of the net sales of the beam mill facility, subject to its financial performance.

This arrangement demonstrates Canada’s Buy Canadian policy at work, ensuring that construction and sustainment activities are rooted in domestic supply chains and supporting industrial sovereignty, supply-chain resilience, and high-quality Canadian jobs in an increasingly uncertain global environment.

Hee Cheul Kim, President & CEO of Hanwha Ocean, said: “This partnership is about working side by side with Algoma as a leading Canadian steelmaker to build something lasting. By anchoring steel production, infrastructure, and long-term sustainment in Canada, we are committed to strengthening Canada’s industrial resilience and supporting a submarine capability that Canadians can rely on today and for generations.”

Rajat Marwah, CEO of Algoma Steel, said: “As we usher in a new era for Algoma with electric arc furnace steelmaking and modernized finishing capabilities, this strategic arrangement with Hanwha Ocean represents a foundational step forward in our diversification strategy. It reinforces our focus on becoming Canada’s leading sustainable steelmaker, aligned with the country’s nation-building priorities in defense and infrastructure. We also recognize and applaud the Government of Canada’s support for policies that strengthen domestic manufacturing, supply-chain resilience, and long-term industrial capability.”

About Hanwha Ocean

Hanwha Ocean is a leading global shipbuilder with more than four decades of experience in complex naval and commercial shipbuilding programmes. Supported by its large-scale, integrated shipyard in Geoje, South Korea, the company combines proven industrial capacity with operational experience to deliver modern, in-service naval platforms backed by a resilient through-life support model.

Since its establishment in 1973, Hanwha Ocean has delivered more than 1,400 vessels worldwide, and has built deep expertise in the design, construction, and sustainment of submarines and surface combatants for the Republic of Korea Navy. Hanwha Ocean’s shipyards cover an area of approximately 5,000,000 m², employ around 31,000 people, and build approximately 45 commercial and naval ships each year.

For more information about Hanwha Ocean and the KSS-III submarine, please visit: https://kss-iii.ca/

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Algoma Steel is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defense, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the proposed long-term strategic partnership with Hanwha Ocean and its expected terms and benefits, including the anticipated timing, amount, and structure of any cash contributions or procurement commitments, the proposed construction of a new structural beam production facility and the associated job creation potential, Algoma’s future performance and position, Algoma’s transformation to modernize its plate mill and adopt EAF technology, and Algoma’s journey to become one of North America’s leading producers of green steel, deliver greater value, and offer North America the comfort of a secure steel supply and a sustainable future. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Forward-looking statements are subject to a number of risks and uncertainties, including, without limitation: the risk that conditions precedent to the proposed arrangement are not satisfied; the risk that Hanwha Ocean is not awarded or does not enter into an effective contract under the Canadian Patrol Submarine Project; the risk that definitive agreements are not executed on the anticipated terms or at all; the risk that required internal, third-party, regulatory, governmental, or board approvals are not obtained; and the risk that anticipated cash contributions, procurement commitments, or other economic benefits are delayed, reduced, restructured, or do not materialize. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s annual information form, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the Company’s SEDAR+ profile at www.sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at www.sec.gov) as part of its annual report on Form 40-F, as well as in Algoma’s quarterly and current reports filed with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to place undue reliance on forward-looking statements, and Algoma assumes no obligation, and does not intend, to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

For more information, please contact:

Laura Devoni

Vice President of Human Resources and Corporate Affairs

Tel: 1.705.255.1202

E-mail: communications@algoma.com